Filed Pursuant to Rule 433

Registration No. 333-134553

FX Range Note
(“3-Month EUR/USD Range Note”)	Final Terms and Conditions
100% Principal-Protected	November 27, 2006
Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

This note enables an investor to take a view on the trading range of the EUR/USD spot exchange rate (the Reference Exchange Rate). The investor will receive a return of 3.125% on the Maturity Date (equivalent to a 12.5% per annum return) if the Reference Exchange Rate observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System (the Continuously Observed Exchange Rate) trades strictly within the Reference Range from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date (the Observation Period). If the Continuously Observed Exchange rate trades outside the Reference Range (or on either of the Reference Range boundaries) at any time during the Observation Period, then the investor will receive zero return on the notes. The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	USD 12,020,000

Issue Price	100%

Principal Protection	100%

Trade Date	November 27, 2006

Issue Date	December 1, 2006

Start Date	November 27, 2006

End Date	February 26, 2007

Maturity Date	March 1, 2007

Reference Currency	Euro (EUR)

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note, plus the Additional Amount, if any

Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by:

	3.125%	if, at any time during the Observation Period, the Continuously Observed Exchange Rate trades strictly within the Reference Range; or

	0%	if, at any time during the Observation Period, the Continuously Observed Exchange Rate trades outside the Reference Range (or on either the Range Lower Boundary or the Range Upper Boundary).

Observation Period	The period from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date.

Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. dollar expressed as number of USD per 1 EUR.

Continuously Observed Exchange Rate	At any time on any day during the Observation Period, the most recent traded Reference Exchange Rate observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System.

Reference Range	From (but excluding) the Range Lower Boundary to (but excluding) the Range Upper Boundary.

Range Initial Fixing (RIF)	1.3110, the Reference Exchange Rate observed on the Start Date in accordance with the Settlement Rate Option.

Range Lower Boundary	1.2660 (RIF- 0.0450)

Range Upper Boundary	1.3560 (RIF+ 0.0450)

Settlement Rate Option and Valuation Business Day:	Reference
	Currency	Screen Reference	Valuation Business Day
	EUR	1FED	New York

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

Business Day	New York

Business Day Convention	Following

Disruption Event

If a Disruption Event is in effect on any day during the Observation Period to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day at which the Continuously Observed Exchange Rate first trades outside the Reference Range (or on either the Range Lower Boundary or Range Upper Boundary), and for so long as such Disruption Event is continuing, the Continuously Observed Exchange Rate for each such day will be a single daily Reference Exchange Rate determined by the Calculation Agent in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

	(A)	the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of the Reference Currency into USD through customary legal channels; or

	(B)	the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates.

Continuous Observation Unavailability Event

If a Continuous Observation Unavailability Event is in effect on any day during the Observation Period to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day at which the Continuously Observed Exchange Rate first trades outside the Reference Range (or on either the Range Lower Boundary or Range Upper Boundary), and for so long as such Continuous Observation Unavailability Event is continuing, the Continuously Observed Exchange Rate for each such day will be a single daily Reference Exchange Rate determined by the Calculation Agent in accordance with the Settlement Rate Option on that day (subject to the occurrence of a Settlement Rate Option Unavailability Event). .

A “Continuous Observation Unavailability Event” means, as determined in good faith by the Calculation Agent, the Continuously Observed Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Continuously Observed Exchange Rate, on the EBS Spot Dealing System.

Settlement Rate Option Unavailability Event

If a Settlement Rate Option Unavailability Event is in effect on any day during the Observation Period on which the Continuously Observed Exchange Rate is to be observed in accordance with the Settlement Rate Option pursuant to Continuous Observation Unavailability Event above, the Calculation Agent will determine the Reference Exchange Rate for such day in accordance with the Fallback Rate Observation Methodology as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Settlement Rate Option Unavailability Event” means, as determined in good faith by the Calculation Agent, the Reference Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Reference Exchange Rate, in accordance with the Settlement Rate Option on such day.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	CUSIP:	52517PP62

	ISIN:	US52517PP626

Settlement System	DTC/Euroclear/Clearstream

Listing	Not Applicable

Denominations	USD 10,000 and whole multiples of USD 10,000

Issue Type	US MTN

Certain United States Federal Income Tax Consequences

It is expected that the notes will be treated as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the prospectus dated May 30, 2006. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes.

Historical Exchange Rates

The following chart shows the spot exchange rates for EUR/USD, expressed as the amount of USD per one EUR, at the end of each week in the period from the week ending November 28, 2003 to the week ending November 26, 2006, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data. The historical data on EUR/USD spot exchange rate is not necessarily indicative of the future performance of the EUR/USD spot exchange rate or what the value of the notes may be. In addition, whether the Additional Amount is payable on the Maturity Date is determined based on individual EUR/USD trades observed on the continuous trading EBS Spot Dealing System (the Continuously Observed Exchange Rate) falling strictly within the specified Reference Range during the Observation Period. Individual trades over the course of time will vary higher and lower than the weekly exchange rates shown in the following chart. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable on the Maturity Date. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The following Redemption Amount payment examples for this note shows scenarios for the Redemption Amount that will be payable on the notes, based on a hypothetical trading range for the Continuously Observed Exchange Rate on the EBS Spot Dealing System between the Start Date and End Date. The Range Initial Fixing (1.3110) was determined by observing Reuters page 1FED on the Start Date, in accordance with the Settlement Rate Option, the Range Lower Boundary (1.2660) was set on the Start Date at the Range Initial Fixing — 0.0450, and the Range Upper Boundary (1.3560) was set on the Start Date at the Range Initial Fixing + 0.0450, a total range width of 0.0900. The Additional Amount payable on the Maturity Date (provided that the Reference Exchange Rate has traded strictly within the Reference Range during the Observation Period) was also set on the Start Date at 3.125% of the principal amount of the notes. The hypothetical trading range for the Continuously Observed Exchange Rate has been chosen arbitrarily for the purpose of this example, is not associated with Lehman Brothers research forecasts for the EUR/USD exchange rate and should not be taken as indicative of the future performance of the Continuously Observed Exchange Rate.

For example, if the Continuously Observed Exchange Rate was to trade strictly between (and not equal to) 1.2660 and 1.3560 during the relevant period, the investor would receive on the Maturity Date a Redemption Amount equal to 103.125% of the principal amount of notes held by that investor (a return of 3.125%). However, if the Continuously Observed Exchange Rate was to trade, for example, between 1.2400 and 1.3300, or between 1.3000 and 1.3700, during the Observation Period (i.e., at some point during the Observation Period trades at or below the applicable Range Lower Boundary or at or above the applicable Range Upper Boundary), the Additional Amount would be zero, and the investor would receive on the Maturity Date only the principal amount of the notes held by that investor, with no additional return.